CIVIL RIGHTS AUDIT AT ALTRIA GROUP

Commentary on Shareholder Resolution Seeking an Independent Civil Rights Audit

Name of the Registrant: Altria Group

Name of persons relying on exemption: Sisters of Charity of St. Elizabeth, NJ, Bon Secours Mercy Health, Congregation of St. Joseph, OH, Mercy Investment Services, Providence St. Joseph Health, Province of St. Joseph of the Capuchin Order (Midwest Capuchins).

Address of persons relying on exemption: Sisters of St. Francis of Philadelphia, 609 S. Convent Road, Aston, PA 19014.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 6, the shareholder proposal requesting a Racial Equity Audit at Chevron Corporation’s annual shareholder meeting to be held on May 18, 2023.

Summary of the Proposal

Proponents request the Board of Directors to commission and publish the results of an independent Civil Rights Audit, analyzing if, and how, Chevron’s policies and practices discriminate against or disparately impact communities of color, youth, or other groups. The report should identify and recommend steps to eliminate business activities that further systemic racism, environmental injustice, threaten civil rights, influence underage people, or present barriers to diversity, equity, and inclusion (DEI).

The Sisters of St. Francis of Philadelphia seeks your support1 for the Proposal on the Altria Group (“Altria”, or “the Company”) 2023 proxy ballot. The resolved clause states:

RESOLVED: Shareholders of Altria, Inc. (“Altria”) request that the Board of Directors commission a third-party civil rights equity audit to review its corporate policies, practices, products and services, above legal and regulatory matters; to assess the impact of the Company’s policies, practices, products and services on BIPOC (Black, Indigenous and people of color) and Latinx/a/o/e communities, including youth. Input from civil rights organizations, employees, customers, and communities in which Altria operates and other stakeholders should be considered. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on Altria’s website.

We are the lead filers of this proposal, which has been co-filed by other concerned investors, including the Sisters of Charity of St. Elizabeth, NJ, Bon Secours Mercy Health, Congregation of St. Joseph, OH, Mercy Investment Services, Providence St. Joseph Health, and the Province of St. Joseph of the Capuchin Order (Midwest Capuchins).

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1 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Sisters of St. Francis of Philadelphia is not able to vote your proxies, nor does this communication contemplate such an event. The Sisters of St. Francis of Philadelphia urges shareholders to vote for this proposal following the instruction provided on the management’s proxy mailing.

Our Rationale to vote FOR:

As producers of products that are not only highly addictive, but deadly, tobacco manufacturers have an obligation to market and sell those products as responsibly as possible. No other ingestible consumer products carry such stark health warnings on both packaging and advertisements. Our aim is not to keep the Company from manufacturing and selling its chosen product line, but to ensure that the method of achieving its sales does not target based on race, while providing sufficient transparency for shareholders to be able to evaluate these strategies, as well as to ensure sufficient internal accountability to safeguard the alignment of its operations with company mission, values, and ethics.

Altria’s lack of transparency poses risks to the Company. Investors are increasingly examining companies’ marketing strategies, and Altria faces reputational risk as a result.2 The tobacco manufacturing industry as a whole, has a long and sordid history of deceiving the public through its marketing practices.3 Advertising, product placement, social media, and sponsorships have all been used to target African Americans4, teens and other youth5, and women and girls6. Through investigations and Congressional testimony, it’s been well documented that deceit and predatory practices have defined the industry’s promotional playbook.7

SUMMARY

•	Altria was spun off from Philip Morris Companies because Philip Morris wished to emphasize that its business portfolio had come to consist of more than Philip Morris USA and Philip Morris International.
•	The Company speaks in growing terms of its approach to responsible marketing of its combustible and non-combustible tobacco products, meaning they “limit reach, access and appeal to unintended audiences”.[8] However, they do not discuss the challenges and failures that have contributed to generational epidemics of tobacco use among youth.
•	Altria’s lack of transparency around its historical marketing poses risks to its already precarious reputation, troubling in a highly regulated industry and given the rise of public awareness.
•	Current board oversight structures are insufficient given the public scrutiny of these highly addictive products.

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2 Tobacco Industry Marketing | American Lung Association

3 The History Of Tobacco Marketing: It’s a Scary Story. | Tobacco Stops With Me

4 Menthol cigarettes will be banned. They were aimed heavily at Black smokers : NPR

5 0008.pdf (tobaccofreekids.org)

6 New Report Details Tobacco Industry's Predatory Marketing to Women and Girls and the Devastating Health Consequences (prnewswire.com)

7 The Tobacco Industry Lies, Deceit & Manipulation Stop Here - UNDO.org

8 Responsible Marketing - Altria

A Civil Rights Audit addresses racial inequities

In the wake of attempts in the U.S. to ban flavored tobacco, including traditional cigarettes and e-cigarettes, Altria has doubled down on its efforts to target African Americans.

Beginning in the 1950s, cigarette manufacturers initiated campaigns to aggressively target and reach Black Americans. Advertising focused on building markets for menthol flavored cigarettes in Black communities. These campaigns, which included free cigarette giveaways in Black markets, sponsorships of music and street festivals, and point of sale targeting, have been responsible for menthol cigarettes now being used by 85% of Black Americans.9

With legislation to ban menthol flavors currently being considered, the tobacco industry has focused on a newer strategy – philanthropy and engagement in the Black community. 10 Tobacco companies continue to contribute to African American organizations and political leaders. The tobacco industry and its leading companies have supported the National Action Network, a civil rights organization founded by Reverend Al Sharpton, law enforcement groups, including the National Organization of Black Law Enforcement Executives (NOBLE) and the National Black Police Association (NBPA), and the National Newspaper Publishers Association (NNPA), a trade association representing more than 200 African American-owned community newspapers.11

Many Black political leaders and African American-led community organizations have been convinced to parrot tobacco industry talking points, particularly on opposing a ban on menthol, while many others have remained skeptical of the industry’s motives in supporting their causes. The tobacco industry has attempted to enlist the support of Black and Hispanic organizations as it fights the ban by raising fears that a ban would result in the “over-criminalization and mass incarceration of people of color”.12

The need for an independent, third-party audit on the civil rights impacts on internal and external stakeholders

The Company has offered to conduct an internal audit, which will be reviewed, after completion, by an external advisory board chosen by the company.

A comprehensive civil rights audit is necessary to accurately evaluate how Altria’s policies are being implemented and to gauge the effectiveness of their initiatives. For example, Altria published a “Responsible Marketing” report on the company’s website enumerating their efforts to prevent tobacco use among people under the age of 21.13 However, young people still initiate smoking before they are legally eligible to smoke and Marlboro, an Altria brand, continues to be among the most popular cigarette products among youth.14

Similarly, the percentage of African Americans who smoke that use menthol cigarettes is more than three times the rate of white Americans15, due to the targeting of this population by tobacco companies. Altria owns approximately 26% of the U.S. menthol market, meaning a significant portion of Altria’s customer base is African Americans.16

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9 0400.pdf (tobaccofreekids.org)

10 Shameless Hypocrisy: Altria’s… | Campaign for Tobacco-Free Kids (tobaccofreekids.org)

11 0400.pdf (tobaccofreekids.org)

12 Big Tobacco Hooked Black Americans On Menthols. Now It Fights Ban As Racial Injustice. | HuffPost Latest News

13 Responsible Marketing - Altria

14 Three cigarette brands account for most American teen smoking | University of Michigan News (umich.edu)

15 Tobacco Use in Racial and Ethnic Populations | American Lung Association

16 Altria (MO) Q1 2021 earnings beat (cnbc.com)

Several large, international companies have recently completed, or are currently performing civil rights or racial equity audits. Among those companies are Tyson Foods, Johnson & Johnson, Wells Fargo, Facebook, Airbnb, Bank of America, Blackrock, Pfizer, and Verizon. These audits have been conducted by third party audit firms whose job it is to provide an independent examination of equity within an organization, and offer a concrete plan of action to address potential gaps.

As written by the Harvard Law School Forum on Corporate Governance’s October 23, 2021 paper on Racial Equity audits, “A Racial Equity Audit is, at its core, an independent, objective and holistic analysis of a company’s policies, practices, products, services and efforts to combat systemic racism in order to end discrimination within or exhibited by the company with respect to its customers, suppliers or other stakeholders. Not only are Racial Equity Audits designed to help inform investors about their current and future investments from a social and financial perspective, but are also intended to help companies craft their policies and practices to achieve their social justice goals.”17

A company offering to review its own policies and practices on their effectiveness and relevancy is not only a massive conflict of interest, but asking company employees that do not possess the expertise to take on a complicated and rigorous endeavor. Prejudices and biases can be deep-seated and may be difficult for someone on the inside to recognize. Since no two companies are alike, auditors must choose the right methodology, including both quantitative and qualitative methods, and for such auditors to review not only information provided by the company but to gather its own information. Just one of the many important facets of a racial equity or civil rights audit is to identify all relevant stakeholders, develop methods to gather the necessary information, and interpret all data to form a cogent plan to address any inequities.

Independence of the audit is paramount

Altria Group’s offer to conduct an internal audit and appoint an independent review board will not allow the company to objectively evaluate its policies and practices.

Without the expertise of an audit firm experienced in racial equity and civil rights audits, many questions may be left unasked and relevant stakeholders may not be included. An independent review board studying an audit from the company can only evaluate what it put in front of them. They would have no way of knowing what questions were not asked, or whether interviews or questionnaires were developed to assure anonymity and promote candor.

Reputational risk

Altria’s lack of transparency around its history of targeting minorities, low-income and underage people poses reputational risks.

In March 2003, a judge found Philip Morris USA, a unit of Altria, liable for failing to inform customers that its “light” cigarettes were just as harmful as their regular cigarettes. The amount awarded was $10.1 billion.18 In its defense against the lawsuit, the company argued that it did not deceive consumers its light cigarettes have always been labeled with the surgeon general's warning.

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17 Racial Equity Audits: A New ESG Initiative (harvard.edu)

Despite its long-time stated policy against marketing to youth, in 2017 the Campaign for Tobacco-Free Kids released a report highlighting a massive international advertising program by Philip Morris featuring various seductive images. The ad appeared in more than 50 countries.19

In Great Britain in 2018, Philip Morris was accused of a disgraceful PR stunt” by offering to help the National Health Service (NHS) staff quit smoking to help mark the service’s 70th birthday. A Member of Parliament suggested that the offer was nothing more than business opportunity to promote the company’s heated tobacco products.20

According to a racketeering lawsuit filed in U.S. federal court in 2000, Philip Morris engaged in smuggling and drug-money laundering over several years in a scheme to avoid taxes and boost sales of its cigarettes. This civil lawsuit was filed by numerous Columbian governors accusing Philip Morris International of defrauding Columbian states out of billions of dollars in lost tax revenue.21

In 2001, Philip Morris published a study that found “positive effects” of smoking. Including the early deaths of smokers that would save the government on housing, pension, and healthcare costs.22

The tobacco industry’s history of questionable business practices can pose reputational risks to individual tobacco companies.

As early as the 1930s and 1940s, tobacco manufacturers promoted cigarettes in dubious ways. Medical professionals, such as doctors and dentists were hired to promote the beneficial qualities of particular cigarette brands through advertisements. And although lung cancer diagnoses were spiking during this period, medical science had not yet linked smoking and the disease.23

Many of these doctors acknowledged that smoking caused throat irritation, but still promoted brands that they said caused less irritation that the competition. In one ad, a doctor is pictured with a young mother and her little girl claiming that due to advances in medical science, the girl could possibly live to 100 years old. This is done while the doctor also proclaims the virtues of smoking Camel cigarettes.24 Another ad, for Marshall’s Cubeb cigarettes, boldly claimed their product was “a sure remedy” for nasal congestion, asthma, and the common cold.25

Beginning in the 1950s, tobacco companies targeted African American communities with advertisement, promotions and sponsorships of community and music events designed to get menthol cigarettes into the hands of Black Americans. Menthols, originally considered a “specialty” cigarette, marketed for reducing throat irritability, was found to be preferred by many new smokers due to its less harsh taste.26

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18 Philip Morris Is Convicted Of Fraud In Marketing - The New York Times (nytimes.com)

19 Philip Morris Says Marlboro Ad Campaign Doesn't Target Kids | Time

20 World's biggest tobacco firm under fire over 'disgraceful' PR stunt | Philip Morris International | The Guardian

21 Philip Morris accused of smuggling, money-laundering conspiracy in racketeering lawsuit - ICIJ

22 Smoking Deaths Has “Positive Effects”: Claims Cigarette Company, Philip Morris - Spice Enquirer

23 When Cigarette Companies Used Doctors to Push Smoking - HISTORY

24 Photos: History of tobacco health claims | CNN slide 3

25 Photos: History of tobacco health claims | CNN slide 10

26 0400.pdf (tobaccofreekids.org)

The overwhelming majority of smokers begin smoking while they are teenagers. Because of this fact, tobacco companies know that, despite their lip service to the idea of keeping their products out of the hands of youth, it is to their financial benefit to get young people exposed to and hooked on cigarettes at an early age. Many internal documents and communications from tobacco companies that have become public as the result of various lawsuits have confirmed the strategies employed to entice teens to smoke.

For example, a 1974 report to the RJ Reynolds' board of directors stated the company's interest in capturing market share among younger smokers, defined as those between the ages of 14–24 years. Additionally, a 1978 memo from a Lorillard executive exclaimed that their Newport brand’s “base of our business is the high school student.” As early as the 1960s Philip Morris had commissioned studies examining the smoking habits of teenagers as young as 12 and 13 years. One 1963 study examined the brands smoked by teenagers aged 13–18 years, how much they smoked, what prompted them to begin smoking, and how often they bought cigarettes from vending machines. A separate 1973 memorandum addressed to the vice president of Philip Morris, James Morgan, discussed results of a survey commissioned by Philip Morris aimed at youths between 12–17 years of age who smoked more than a pack a day.27

CONCLUSION

Altria Group’s business operations greatly affect the lives of not just its employees, suppliers, retail partners, and customers, but also entire communities, families, and the public in general. A comprehensive and independent civil rights audit, assessing the impact of the company’s policies and practices on all stakeholders, particularly those targeted by this industry, is necessary to accurately determine if they adequately address potential legal, financial and reputational risks. For the reasons stated above, we believe Altria’s current disclosures are not adequate to inform shareholders and protect their interests. Therefore, we urge shareholders to vote FOR Proposal 6 following the instructions provided on the Company’s proxy mailing. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Sisters of St. Francis of Philadelphia are not able to vote your proxies, nor does this communication contemplate such an event.

For questions regarding Altria Group Proposal 6 please contact Tom McCaney, Director of Corporate Social Responsibility, at tmccaney@osfphila.org.

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27 Marketing to America's youth: evidence from corporate documents | Tobacco Control (bmj.com)